BLACK MOUNTAIN MINERALS INC.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5
Tel: (416) 361-0737
Fax: (416) 361-0923


03050993

March 19, 2003

03 APR -7 AM 7:21

Office of International
Corporate Finance
Securities & Exchange Commission
450 - Fifth Street, N.W.,
Room 3094 (3-6)
Washington, D.C.,
U.S.A. 20549

Attention: **Office of Applications and Report Services**

SUPPL

Dear Sirs:

Re: Annual and Special Meeting of Shareholders - Exemption No. 82-2218

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited (CDS) with respect to calling an Annual and Special Meeting of Shareholders, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

BLACK MOUNTAIN MINERALS INC.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Per: Shaun A. Drake

SAS/slg

Encl.



CDS INC. Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: BLACK MOUNTAIN MINERALS INC

French:

Address	Telephone
4th Floor, 56 Temperance Street Toronto, Ontario M5H 3V5	(416) 361-0737
	Contact Name: Shaun A. Drake

Transfer Agent	FINS T887	Name: Equity Transfer Services Inc.	Telephone: (416) 361-0923 Ext: 269

Address: Suite 420, 120 Adelaide St. West, Toronto, Ontario M5H 4C3

Contact Name: Jennifer Tan

Proxy Type
[X] Management
[ ] Dissenting

Meeting Type
[X] Annual [X] Special
[ ] General [ ] Extraordinary

Material Distribution Type
[ ] Form C holders only
[X] All holders

Record Date: 2003 04 15 (yyyy mm dd)
Meeting Date: 2003 05 21 (yyyy mm dd)
Material Mail Date: 2003 04 17 (yyyy mm dd)

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 89297 1631 RT

CDS INC.'s QST Registration Number: 1018767224

1 # of publications at $91.50 per publication	$	93.00
Plus 7% GST	$	6.51
or 15% HST (*Nfld, NS, NB residents only*)	$	n/a
Subtotal	$	99.51
Plus 7.5% QST (*Quebec residents only*)	$	n/a
Total payment enclosed	$	**99.51**

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
091921 - 10 - 6	Y	Common
- -		
- -		
- -		
- -		

Early Search (Determination of Intermediaries)

Send Early Search report to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax #

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material Will be distributed by

[X] Transfer Agent [ ] Issuer

[ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

Shaun A. Drake	[signature]	March 19, 2003
Title	Signature	Date

DOC166 (11/2001) front